UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                           (AMENDMENT NO. 1)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)


                             Brandon Simmons
                          11921 Brinley Avenue
                         Louisville, KY  40243
                             502-303-2875
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                            August 21, 2012
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102


1.	 Names of Reporting Persons:

         Brandon Simmons

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     0

8.       SHARED VOTING POWER   323,613

9.       SOLE DISPOSITIVE POWER  0

10.      SHARED DISPOSITIVE POWER    323,613

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         323,613

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.5%

14.	 TYPE OF REPORTING PERSON        IN

CUSIP No. 224051102



1.	 Names of Reporting Persons:

         Trinity HR, LLC

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a Kentucky Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     0

8.       SHARED VOTING POWER   323,613

9.       SOLE DISPOSITIVE POWER  0

10.      SHARED DISPOSITIVE POWER    323,613

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         323,613

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.5%

14.	 TYPE OF REPORTING PERSON        OO

CUSIP No. 224051102

1.	 Names of Reporting Persons:

         Trinity HR Services, LLC

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     0

8.       SHARED VOTING POWER   0

9.       SOLE DISPOSITIVE POWER  0

10.      SHARED DISPOSITIVE POWER   0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

14.	 TYPE OF REPORTING PERSON        OO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned. The primary purpose of this amendment is to reflect sales by the reporting persons of most of the GEE shares owned by them.

Item 2.	Identity and background.

On August 21, 2012 Trinity HR Services, LLC sold 9,325,281 GEE shares to LEED HR, LLC, a Kentucky limited liability company and Trinity HR, LLC sold 2,974,719 GEE shares to LEED (collectively, the "Transferred Shares").

Item 5.  Interest in Securities of the Issuer.

As of August 21, 2012 Trinity HR Services beneficially owned no GEE shares and Trinity HR beneficially owned 323,613 GEE shares.

Under the Stock Purchase Agreements between each of Trinity HR Services and Trinity HR, and LEED, sellers enjoy the right to receive 40% of the net profits in excess of $.50 received or deemed receivable by LEED with respect to each Transferred Share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item No. 5 above and attached Exhibits.

Item 7.  Materials to be filed as Exhibits.

(i) Stock Purchase Agreement between reporting person and Trinity HR Services, LLC.
(ii)   Promissory Note from LEED HR, LLC to Trinity HR Services, LLC.
(iii)  Stock Purchase Agreement between reporting person and Trinity HR, LLC.
(iv)   Promissory Note from LEED HR, LLC to Trinity HR, LLC.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2012

TRINITY HR, LLC

By:  /s/ Brandon Simmons
     -------------------
     Brandon Simmons, Manager



TRINITY HR SERVICES, LLC

By:  /s/ Brandon Simmons
     -------------------
     Brandon Simmons, Manager

     /s/ Brandon Simmons
     -------------------
     Brandon Simmons, Individually

EXHIBIT (i)

                            STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is made as of August 21, 2012, by and between LEED HR, LLC, a Kentucky limited liability ("Buyer"), and Trinity HR Services, LLC, a Delaware limited liability company ("Seller").

                                   ARTICLE 1.
                                 SALE OF SHARES

1.1 Shares. Seller hereby sells a total of 9,325,281 shares (the "Shares") of common stock, without par value ("GEE shares"), of General Employment Enterprises, Inc., an Illinois corporation ("GEE"), to Buyer, and Buyer hereby purchases the Shares from Seller.

1.2 Price, Payment. The purchase price is $2,274,000 (the "Purchase Price"). The Purchase Price is payable (i) $37,900 in cash at closing, (ii) $721,000 not later than 45 days after the date hereof, and (iii) the balance by delivery of a Promissory Note in the form delivered herewith. As additional Purchase Price, Buyer shall promptly pay Seller 40% of any Net Share Proceeds (defined below) in excess of $4,662,641 within thirty days of receipt.

      If after the third anniversary date hereof the Market Price (as defined below) for GEE shares exceeds $.50 (the "Target Price") (such difference being the "Target Price Excess Amount"), Seller may request in writing (a "Bonus "Request") that one fifth of the Remaining Services Shares be deemed to be sold (a "Deemed Sale") in which event, an amount (the "Bonus Amount") equal to the product of 40% of the Target Price Excess Amount multiplied by the number of Remaining Services Shares deemed to be sold shall constitute Services Sales Proceeds. Seller may make no more than one Bonus Request every six months, provided that Seller may make Bonus Requests in amounts equal to one-fourth, one third, one-half and finally the remaining balance of the Remaining Services Shares as to each Bonus Request after the initial Bonus Request.

For purposes of this Section 1.2:

      "Excluded Sales" shall mean Buyer sales of GEE shares at a price lower than the Target Price, provided that any such sale shall not be deemed an Excluded Sale to the extent after giving effect to such sale the total Remaining Services Shares and total Remaining HR Shares would exceed the total number of GEE shares owned by Buyer after such sale.

      "Services Distributions" mean each dividend or distribution made by GEE with respect to a GEE share after the date hereof, multiplied by the number of Remaining Services Shares immediately prior to the record date for such dividend or distribution.

      "Services Sales Proceeds" means the aggregate net proceeds received by Buyer from the first 2,974,719 Services Shares (as defined below) either sold by Buyer or been subject of a Deemed Sale by Buyer, other than Excluded Sales (as defined above).

      "Services Shares" shall mean GEE shares sold by Buyer that are identified by Buyer as such in writing in a notice delivered by Buyer to Seller within 10 days of such sale. If no notice is delivered by Buyer within such period, the number of Services Shares sold in such sale shall equal the number of GEE shares sold in such sale, multiplied by a fraction, the numerator of which is the number of Remaining Services Shares immediately prior to such sale and the denominator of which is the combined number of Remaining Services Shares and Remaining HR Shares immediately prior to such sale.

      "Market Price" shall mean the average closing sale price for GEE shares on the principal trading market for GEE shares for the 20 trading days immediately prior to the Bonus Demand.

      "Net Share Proceeds" shall mean the sum of (a) all Services Sales Proceeds (as defined above) and (b) all Services Distributions (as defined above).

      "Remaining HR Shares" has the meaning set forth in that certain Stock Purchase Agreement of even date herewith by and between the Seller and Trinity HR, LLC.

      "Remaining  Services  Shares"   at   the  date  of  determination  means
9,325,281 minus the number of Services Shares sold or which have been subject of a Deemed Sale by the Buyer prior to such date.

      For purposes of this Section 1.2, GEE shares held by an affiliate of Buyer shall be deemed to be held by Buyer if Buyer and Seller amend this Agreement to provide that such GEE shares shall be subject hereto.

      The Target Price and shares numbers herein shall be appropriately adjusted in the event of any stock split, reverse stock split, dividend of GEE shares, or similar stock event after the date hereof.

      Buyer shall expend commercially reasonable efforts to maximize its net profits with respect to sales of GEE shares, provided Buyer shall not be liable to Seller with respect hereto other than as to sales which evidence bad faith on the part of Buyer or a breach of Buyer's duty of good faith and fair dealing.

                                   ARTICLE 2.
                    REPRESENTATIONS AND WARRANTIES OF SELLER

      As an inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer that, other than as previously disclosed in writing to Buyer:

      2.1   Authority; No Conflict or Default.

      (a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, and Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary action on behalf of Seller. This Agreement has been duly executed and delivered by Seller.

      (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Seller, or (B) any resolution adopted by the members of Seller; or (ii) contravene, conflict with, or result in a violation of, or give any natural person, partnership, limited liability company, corporation, joint venture, trust, association or any other entity, domestic or foreign ("Person"), including any foreign, federal, state, local or other governmental, statutory or administrative authority or regulatory body, self-regulatory organization or any court, tribunal or judicial or arbitral body ("Governmental Body"), the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Seller may be subject.

      2.2 Required Consents. Seller is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

      2.3 Title to Shares. The delivery to Buyer of the Shares as contemplated in this Agreement will transfer to Buyer valid title thereto, free and clear of all Encumbrances. The Shares are owned of record and beneficially by Seller, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon any certificate representing Shares. For purposes hereof "Encumbrance" means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, hypothecation, mortgage, right of first refusal, or similar encumbrance or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership (other than restrictions under applicable federal and state securities laws or contained in GEE's organizational and other governing documents).

      2.4 Litigation. There is no action, suit, proceeding, mediation, inquiry, dispute or investigation of any kind or nature pending, or, to Seller's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Seller to enter into this Agreement or consummate the transactions contemplated hereby.

      2.5. Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

                                    ARTICLE 3.
                      REPRESENTATIONS AND WARRANTIES OF BUYER

      As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

      3.1   Organization  and  Good  Standing.    Buyer is a limited liability
company, validly existing and in good standing under the laws of Kentucky.

      3.2   Authority; No Conflict.

      (a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and Buyer has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Buyer of this Agreement have been duly authorized by all necessary action on behalf of Buyer. This Agreement has been duly executed and delivered by Buyer.

      (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Buyer, or (B) any resolution adopted by the members of Buyer; or (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Buyer may be subject.

      3.3 Required Consents. Buyer is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Exchange Act.

      3.4 Litigation. There is no action, suit, proceeding, mediation, inquiry, dispute or investigation of any kind o r nature pending, or, to Buyer's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

      3.5 Investment Intention. Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act")), thereof. Buyer understands that the Shares have not been registered under the Securities Act or State securities laws and cannot be sold unless subsequently registered under the Securities Act and/or State securities laws or an exemption from such registration is available.

      3.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

      3.7 Financial Capability. Buyer has, and at the Closing will have, sufficient internal funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement.

      3.8 Solvency. Immediately after giving effect to the acquisition of the Shares contemplated by this Agreement: (i) the fair saleable value of the assets of Buyer will be greater than the total amount of its liabilities; (ii) Buyer will be able to pay its debts and obligations in the ordinary course of business as they become due; and (iii) Buyer will have adequate capital to carry on its business. In completing the transactions contemplated by this Agreement, Buyer does not intend to hinder, delay or defraud any present or future creditors of Buyer.

      3.9 Own Investigation. Buyer acknowledges that it has conducted to its satisfaction its own independent investigation of the condition, operations and business of GEE and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation (and not on Seller, except as provided in Article 2).

      3.10 Nature of Buyer. Buyer (a) is an "accredited investor" within the meaning of Rule 501(a) as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

                                    ARTICLE 4.
                                GENERAL PROVISIONS

      4.1 Binding Agreement; Assignment. This Agreement and the rights of the parties hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign or delegate any of its rights or obligations hereunder without the prior written consent of the other party.

      4.2 Entire Agreement; Amendment. This Agreement constitutes the entire Agreement and understanding between the parties hereto and supersedes and revokes any prior agreement or understanding relating to the subject matter of this Agreement. No change, amendment, termination or attempted waiver of any of the provisions hereof shall be binding upon the other party unless reduced to writing and signed by the party against whom such change, amendment, termination or waiver is sought to be enforced.

      4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Receipt of telecopied or scanned and emailed signature pages shall have the same legal effect as the receipt of original signature pages.

      4.4 Expenses. The parties hereto will each pay their own attorneys and accountant fees, expenses and disbursements in connection with the negotiation and preparation of this Agreement and all other costs and expenses incurred in performing and complying with all conditions to be performed under this Agreement.

      4.5 Further Assurances. Upon reasonable request from time to time, the parties hereto will deliver and/or execute such further instruments as are necessary or appropriate to the consummation of the transactions contemplated by this Agreement.

      4.6 No Third-Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer upon or give any Person except the parties hereto and their respective successors and permitted assigns, any remedy, claim, liability, reimbursement, cause of action or other right under or by reason of this Agreement.

      IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

BUYER:
LEED HR, LLC


By: /s/ Michael Schroering
    --------------------------------
Title: Manager


SELLER:
TRINITY HR SERVICES, LLC


BY: /s/ Brandon Simmons
    --------------------------------
TITLE: Manager

EXHIBIT (ii)


                                PROMISSORY NOTE

$1,515,100	                                               August 21, 2012

This Promissory Note is made by LEED HR, LLC, a Kentucky limited liability company (the "Maker") for the benefit of Trinity HR Services, LLC, a Delaware limited liability company ("Holder").

      1.   PAYMENT.

      Maker hereby promises to pay to Holder, or assigns, $1,515,100, plus interest accrued at an annual rate of one percent (1%), not later than January 21, 2014 (the "Maturity Date"). Maker shall make monthly payments of accrued interest on the 3rd day of each month. The Maturity Date shall be accelerated if Maker either (i) sells a number of shares of common stock of General Employment Enterprises, Inc. ("GEE Shares") in a transaction or series of related transactions which yields it net proceeds of more than 150% of the balance due on this Note, or (ii) exchanges his GEE Shares in connection with a merger of GEE with or into another company and in connection therewith it receives publicly traded shares, and Maker (with its affiliates) no longer enjoys the power to elect a majority of the members of the Board of Directors of GEE or the surviving company. In addition, Maker shall pay to Holder one-half of the net proceeds of any sales of GEE Shares he makes yielding aggregate proceeds to Maker in excess of $250,000 in any twelve-month period.

      Presentment, demand and protest, and notices of protest, dishonor, and non-payment of this Note and all notices of every kind are hereby waived.

      No single or partial exercise of any power hereunder shall preclude the other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

      Maker shall have the right to prepay this note without penalty or charge of any kind.

      2.   DEFAULT.

      (a) Upon the occurrence of any of the following events (herein called "Events of Default"):

           (i) Maker shall fail to pay the principal or interest of this Note within 10 days of such becoming due;

           (ii)   Maker   shall   materially   breach  any  term,   provision,
representation, warranty, or covenant under this Note and fail to cure such default within 30 days (unless such default in incurable);

           (iii) (A) Maker shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or (B) Maker shall admit the material allegations of any petition or pleading in connection with any such proceeding; or (C) Maker shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (D) Maker shall make a general assignment for the benefit of creditors;

           (iv) (A) The commencement of any proceedings or the taking of any other action against Maker in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (B) the appointment of a receiver, conservator, trustee or similar officer for Maker for any of its property and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged;

           (v) Maker shall own a number of GEE shares such that the fair value of such shares is less than 150% of the amount payable under this Note ("fair value" meaning the higher of the value of Maker's GEE shares based upon (i) the average closing price of GEE shares for the prior twenty trading days, or (ii) the reasonably anticipated price GEE would sell for in a sale of the entire company between a willing buyer and a willing seller;

           (vi) Maker shall grant to any other person rights to dividends or other distributions with respect to any GEE shares; or

           (vii) Maker's liabilities, including the liabilities hereunder, hereby, shall exceed Maker's assets, and Holder shall not have consented to such Event of Default (provided Holder shall not unreasonably without its consent to the action described in clause (v) above), then, and in any such event, Holder, at its option and with written notice to Maker, may declare the entire principal amount of this Note then outstanding immediately due and payable, and interest at the default rate shall accrue thereafter, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. If the Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from and including the date of the Event of Default to but not including the date of payment at a rate equal to the lesser of eighteen percent (18%) per annum or the maximum interest rate permitted by applicable law.

      Maker shall give Holder prompt written notice of any Event of Default, or set of circumstances which may reasonably be anticipated to result in an Event of Default.

      (b) No course of dealing or delay on the part of Holder in exercising any right hereunder shall operate as a waiver or otherwise prejudice its rights under this Note. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

      (c) In the event this Note is turned over to an attorney for collection or Holder otherwise seeks advice of an attorney in connection with the exercise of its rights hereunder upon the occurrence of an Event of Default, Maker agrees to pay all reasonable costs of collection, including reasonable attorney's fees and expenses and all out of pocket expenses incurred in connection with such collection efforts, which amounts may, at Holder's option, be added to the principal hereof.

      (d) No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

      3.   Governing Law.   This  Note  shall  be governed by and construed in
accordance with the domestic laws of the Commonwealth of Kentucky.

      4. Amendments and Waivers. No amendment of any provision of this Note shall be valid unless the same shall be in writing and signed by Holder and Maker.

      5. Severability. Any term or provision of this Note that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

      6. Construction. The parties have participated jointly in the negotiation and drafting of this Note. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note.

      IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date above.

LEED HR, LLC


BY: /s/ Michael Schroering
    ----------------------------------
      Michael Schroering, Manager

EXHIBIT (iii)

                          STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is made as of August 21, 2012, by and between LEED HR, LLC, a Kentucky limited liability ("Buyer"), and Trinity HR, LLC, a Kentucky limited liability company ("Seller").

                                ARTICLE 1.
                              SALE OF SHARES

      1.1 Shares. Seller hereby sells a total of 2,974,719 shares (the "Shares") of common stock, without par value ("GEE shares"), of General Employment Enterprises, Inc., an Illinois corporation ("GEE"), to Buyer, and Buyer hereby purchases the Shares from Seller.

      1.2 Price, Payment. The purchase price is $726,000 (the "Purchase Price"). The Purchase Price is payable (i) $12,100 in cash at closing, (ii) $229,000 not later than 45 days after the date hereof, and (iii) the balance by delivery of a Promissory Note in the form delivered herewith. As additional Purchase Price, Buyer shall promptly pay Seller 40% of any Net Share Proceeds (defined below) in excess of $1,487,359.50 within thirty days of receipt.

      If after the third anniversary date hereof the Market Price (as defined below) for GEE shares exceeds $.50 (the "Target Price") (such difference being the "Target Price Excess Amount"), Seller may request in writing (a "Bonus Request") that one fifth of the Remaining HR Shares be deemed to be sold (a "Deemed Sale") in which event, an amount (the "Bonus Amount") equal to the product of 40% of the Target Price Excess Amount multiplied by the number of Remaining HR Shares deemed to be sold shall constitute HR Sales Proceeds. Seller may make no more than one Bonus Request every six months, provided that Seller may make Bonus Requests in amounts equal to one-fourth, one third, one-half and finally the remaining balance of the Remaining HR Shares as to each Bonus Request after the initial Bonus Request.

      For purposes of this Section 1.2:

      "Excluded Sales" shall mean Buyer sales of GEE shares at a price lower than the Target Price, provided that any such sale shall not be deemed an Excluded Sale to the extent after giving effect to such sale the total Remaining HR Shares and total Remaining Services Shares would exceed the total number of GEE shares owned by Buyer after such sale.

      "HR Distributions" mean each dividend or distribution made by GEE with respect to a GEE share after the date hereof, multiplied by the number of Remaining HR Shares immediately prior to the record date for such dividend or distribution.

      "HR Sales Proceeds" means the aggregate net proceeds received by Buyer from the first 2,974,719 HR Shares (as defined below) either sold by Buyer or been subject of a Deemed Sale by Buyer, other than Excluded Sales (as defined above).

      "HR Shares" shall mean GEE shares sold by Buyer that are identified by Buyer as such in writing in a notice delivered by Buyer to Seller within 10 days of such sale. If no notice is delivered by Buyer within such period, the number of HR Shares sold in such sale shall equal the number of GEE shares sold in such sale, multiplied by a fraction, the numerator of which is the number of Remaining HR Shares immediately prior to such sale and the denominator of which is the combined number of Remaining HR Shares and Remaining Services Shares immediately prior to such sale.

      "Market Price" shall mean the average closing sale price for GEE shares on the principal trading market for GEE shares for the 20 trading days immediately prior to the Bonus Demand.

      "Net Share Proceeds" shall mean the sum of (a) all HR Sales Proceeds (as defined above) and (b) all HR Distributions (as defined above).

      "Remaining Services Shares" has the meaning set forth in that certain Stock Purchase Agreement of even date herewith by and between the Seller and Trinity HR Services, LLC.

      "Remaining HR Shares" at the date of determination means 2,974,719 minus the number of HR Shares sold or which have been subject of a Deemed Sale by the Buyer prior to such date.

      For purposes of this Section 1.2, GEE shares held by an affiliate of Buyer shall be deemed to be held by Buyer if Buyer and Seller amend this Agreement to provide that such GEE shares shall be subject hereto.

      The Target Price and shares numbers herein shall be appropriately adjusted in the event of any stock split, reverse stock split, dividend of GEE shares, or similar stock event after the date hereof.

      Buyer shall expend commercially reasonable efforts to maximize its net profits with respect to sales of GEE shares, provided Buyer shall not be liable to Seller with respect hereto other than as to sales which evidence bad faith on the part of Buyer or a breach of Buyer's duty of good faith and fair dealing.

                                    ARTICLE 2.
                     REPRESENTATIONS AND WARRANTIES OF SELLER

      As an inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer that, other than as previously disclosed in writing to Buyer:

      2.1   Authority; No Conflict or Default.

      (a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, and Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary action on behalf of Seller. This Agreement has been duly executed and delivered by Seller.

      (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Seller, or (B) any resolution adopted by the members of Seller; or (ii) contravene, conflict with, or result in a violation of, or give any natural person, partnership, limited liability company, corporation, joint venture, trust, association or any other entity, domestic or foreign ("Person"), including any foreign, federal, state, local or other governmental, statutory or administrative authority or regulatory body, self-regulatory organization or any court, tribunal or judicial or arbitral body ("Governmental Body"), the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Seller may be subject.

      2.2 Required Consents. Seller is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").


      2.3 Title to Shares. The delivery to Buyer of the Shares as contemplated in this Agreement will transfer to Buyer valid title thereto, free and clear of all Encumbrances. The Shares are owned of record and beneficially by Seller, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon an certificate representing Shares. For purposes hereof "Encumbrance" means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, hypothecation, mortgage, right of first refusal, or similar encumbrance or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership (other than restrictions under applicable federal and state securities laws or contained in GEE's organizational and other governing documents).

      2.4   Litigation.    There  is  no  action, suit, proceeding, mediation,
inquiry, dispute or investigation of any kind or nature pending, or, to Seller's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Seller to enter into this Agreement or consummate the transactions contemplated hereby.

      2.5 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

                                   ARTICLE 3.
                     REPRESENTATIONS AND WARRANTIES OF BUYER

      As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

      3.1   Organization  and  Good  Standing.    Buyer is a limited liability
company, validly existing and in good standing under the laws of Kentucky.

      3.2   Authority; No Conflict.

      (a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and Buyer has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by Buyer of this Agreement have been duly authorized by all necessary action on behalf of Buyer. This Agreement has been duly executed and delivered by Buyer.

      (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of Buyer, or (B) any resolution adopted by the members of Buyer; or (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement, contract or order to which Buyer may be subject.

      3.3 Required Consents. Buyer is not, nor will it be required to, give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than as may be required under the Exchange Act.

      3.4 Litigation. There is no action, suit, proceeding, mediation, inquiry, dispute or investigation of any kind or nature pending, or, to Buyer's knowledge, threatened that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

      3.5 Investment Intention. Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act")), thereof. Buyer understands that the Shares have not been registered under the Securities Act or State securities laws and cannot be sold unless subsequently registered under the Securities Act and/or State securities laws or an exemption from such registration is available.

      3.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

      3.7 Financial Capability. Buyer has, and at the Closing will have, sufficient internal funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement.

      3.8 Solvency. Immediately after giving effect to the acquisition of the Shares contemplated by this Agreement: (i) the fair saleable value of the assets of Buyer will be greater than the total amount of its liabilities; (ii) Buyer will be able to pay its debts and obligations in the ordinary course of business as they become due; and (iii) Buyer will have adequate capital to carry on its business. In completing the transactions contemplated by this Agreement, Buyer does not intend to hinder, delay or defraud any present or future creditors of Buyer.

      3.9 Own Investigation. Buyer acknowledges that it has conducted to its satisfaction its own independent investigation of the condition, operations and business of GEE and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation (and not on Seller, except as provided in Article 2).

      3.10 Nature of Buyer. Buyer (a) is an "accredited investor" within the meaning of Rule 501(a) as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

                                   ARTICLE 4.
                              GENERAL PROVISIONS

      4.1 Binding Agreement; Assignment. This Agreement and the rights of the parties hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign or delegate any of its rights or obligations hereunder without the prior written consent of the other party.

      4.2 Entire Agreement; Amendment. This Agreement constitutes the entire Agreement and understanding between the parties hereto and supersedes and revokes any prior agreement or understanding relating to the subject matter of this Agreement. No change, amendment, termination or attempted waiver of any of the provisions hereof shall be binding upon the other party unless reduced to writing and signed by the party against whom such change, amendment, termination or waiver is sought to be enforced.

      4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Receipt of telecopied or scanned and emailed signature pages shall have the same legal effect as the receipt of original signature pages.

      4.4 Expenses. The parties hereto will each pay their own attorneys and accountant fees, expenses and disbursements in connection with the negotiation and preparation of this Agreement and all other costs and expenses incurred in performing and complying with all conditions to be performed under this Agreement.

      4.5 Further Assurances. Upon reasonable request from time to time, the parties hereto will deliver and/or execute such further instruments as are necessary or appropriate to the consummation of the transactions contemplated by this Agreement.

      4.6 No Third-Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer upon or give any Person except the parties hereto and their respective successors and permitted assigns, any remedy, claim, liability, reimbursement, cause of action or other right under or by reason of this Agreement.

      IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

BUYER:
LEED HR, LLC


By: /s/ Michael Schroering
    --------------------------
Title: Manager


SELLER:
TRINITY HR, LLC


BY: /s/ Brandon Simmons
    -----------------------
TITLE: Manager

EXHIBIT (iv)


                                  PROMISSORY NOTE

$484,900	                                               August 21, 2012

This Promissory Note is made by LEED HR, LLC, a Kentucky limited liability company (the "Maker") for the benefit of Trinity HR, LLC, a Kentucky limited liability company ("Holder").

      1.   PAYMENT.

      Maker hereby promises to pay to Holder, or assigns, $484,900, plus interest accrued at an annual rate of one percent (1%), not later than January 21, 2014 (the "Maturity Date"). Maker shall make monthly payments of accrued interest on the 3rd day of each month. The Maturity Date shall be accelerated if Maker either (i) sells a number of shares of common stock of General Employment Enterprises, Inc. ("GEE Shares") in a transaction or series of related transactions which yields it net proceeds of more than 150% of the balance due on this Note, or (ii) exchanges his GEE Shares in connection with a merger of GEE with or into another company and in connection therewith it receives publicly traded shares, and Maker (with its affiliates) no longer enjoys the power to elect a majority of the members of the Board of Directors of GEE or the surviving company. In addition, Maker shall pay to Holder one-half of the net proceeds of any sales of GEE Shares he makes yielding aggregate proceeds to Maker in excess of $250,000 in any twelve-month period.

      Presentment, demand and protest, and notices of protest, dishonor, and non-payment of this Note and all notices of every kind are hereby waived.

      No single or partial exercise of any power hereunder shall preclude the other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

      Maker shall have the right to prepay this note without penalty or charge of any kind.

      2.   DEFAULT.

      (a) Upon the occurrence of any of the following events (herein called "Events of Default"):

          (i) Maker shall fail to pay the principal or interest of this Note within 10 days of such becoming due;

          (ii)  Maker   shall   materially   breach   any   term,   provision,
representation, warranty, or covenant under this Note and fail to cure such default within 30 days (unless such default in incurable);

          (iii) (A) Maker shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or (B) Maker shall admit the material allegations of any petition or pleading in connection with any such proceeding; or (C) Maker shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (D) Maker shall make a general assignment for the benefit of creditors;

           (iv) (A) The commencement of any proceedings or the taking of any other action against Maker in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (B) the appointment of a receiver, conservator, trustee or similar officer for Maker for any of its property and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged;

           (v) Maker shall own a number of GEE shares such that the fair value of such shares is less than 150% of the amount payable under this Note ("fair value" meaning the higher of the value of Maker's GEE shares based upon (i) the average closing price of GEE shares for the prior twenty trading days, or (ii) the reasonably anticipated price GEE would sell for in a sale of the entire company between a willing buyer and a willing seller;

           (vi) Maker shall grant to any other person rights to dividends or other distributions with respect to any GEE shares; or

           (vii) Maker's liabilities, including the liabilities hereunder, hereby, shall exceed Maker's assets, and Holder shall not have consented to such Event of Default (provided Holder shall not unreasonably without its consent to the action described in clause (v) above), then, and in any such event, Holder, at its option and with written notice to Maker, may declare the entire principal amount of this Note then outstanding immediately due and payable, and interest at the default rate shall accrue thereafter, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. If the Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from and including the date of the Event of Default to but not including the date of payment at a rate equal to the lesser of eighteen percent(18%) per annum or the maximum interest rate permitted by applicable law.

      Maker shall give Holder prompt written notice of any Event of Default, or set of circumstances which may reasonably be anticipated to result in an Event of Default.

      (b) No course of dealing or delay on the part of Holder in exercising any right hereunder shall operate as a waiver or otherwise prejudice its rights under this Note. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

      (c) In the event this Note is turned over to an attorney for collection or Holder otherwise seeks advice of an attorney in connection with the exercise of its rights hereunder upon the occurrence of an Event of Default, Maker agrees to pay all reasonable costs of collection, including reasonable attorney's fees and expenses and all out of pocket expenses incurred in connection with such collection efforts, which amounts may, at Holder's option, be added to the principal hereof.

      (d) No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

      3.   Governing Law.   This  Note  shall  be governed by and construed in
accordance with the domestic laws of the Commonwealth of Kentucky.

      4. Amendments and Waivers. No amendment of any provision of this Note shall be valid unless the same shall be in writing and signed by Holder and Maker.

      5. Severability. Any term or provision of this Note that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

      6. Construction. The parties have participated jointly in the negotiation and drafting of this Note. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note.

      IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date above.

LEED HR, LLC


BY: /s/ Michael Schroering
    --------------------------
    Michael Schroering, Manager

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